[redacted]

05038510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR - 1 2005 PROCESSING

SEC FILE NUMBER
8- 45715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VECTORMEX Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Fifth Avenue - Suite 1500
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Xerri — 212-407-5510 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Raymond Xerri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VECTORMEX Incorporated**, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TZADDY LAJARA
Notary Public, State of New York
No. 01LA5051369
Qualified in Kings County
Commission Expires Nov. 6, 20 05

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VECTORMEX Incorporated

Statement of Financial Condition
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
VECTORMEX Incorporated

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of VECTORMEX Incorporated (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2005

VECTORMEX Incorporated
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 9,195,751
Receivable from clearing broker	420,017
Fixed assets - at cost, less accumulated depreciation of $361,567	302,112
Other assets	207,198
Total assets	$10,125,078
Liabilities and Stockholder's Equity	
Accounts payable	$ 16,918
Payable to affiliate	200,032
Accrued compensation payable	366,618
Deferred rent	126,137
Other accrued expenses	63,389
Total liabilities	773,094
Common stock - $.01 par value - 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	7,114,924
Retained earnings	2,237,059
Total stockholder's equity	9,351,984
Total liabilities and stockholder's equity	$10,125,078

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

VECTORMEX Incorporated (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The Company's principal business is securities brokerage and trading in Mexican, Latin American and U.S. securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through a clearing broker.

2. Significant Accounting Policies

Basis of Presentation
The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
The Company considers all money market instruments with an original maturity of three months or less, to be cash equivalents. Cash equivalents of $9 million are invested in a money market mutual fund. At December 31, 2004, all cash and cash equivalents were held or custodied at two major U.S. financial institutions.

Securities Transactions
Transactions in securities are recorded on the trade date.

Fixed Assets
Furniture and fixtures are carried at cost and are depreciated on a straight-line basis using an estimated useful life of seven years. Communications equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life of the improvement or the term of the lease.

Other Assets
Other assets at December 31, 2004 includes accrued income receivable, receivable from affiliate, prepaid assets, and other miscellaneous assets with values of $16,210, $11,297, $67,760 and $111,931, respectively.

Income Taxes

The Company recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized with a corresponding valuation allowance to the extent it is more likely than not that the tax benefits will not actually be realized.

Use of Estimates and Indemnifications

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

3. Fixed Assets

Fixed assets at December 31, 2004 consist of the following:

Furniture and fixtures	$ 131,576
Office equipment	101,483
Communications equipment	278,022
Software	34,886
Leasehold improvements	117,712
	663,679
Less: Accumulated depreciation	(361,567)
	$ 302,112

During the year ended December 31, 2004, the Company removed from its records those fixed assets which were fully depreciated at such date and were no longer used in the course of business, for which such fully depreciated assets had a total cost of $29,716.

4. Related Party Transactions

Payable to affiliate at December 31, 2004 primarily relates to client referral fees owed to the Ultimate Parent. Substantially all of the Company's client relationships are established through referrals from the Ultimate Parent.

5. Leasehold Deposit

The Company has a property lease which ends on November 30, 2013. In connection with the Company's lease, the Company placed cash on deposit with the lessor in the amount of $103,968 which is included in other assets on the Statement of Financial Condition. Provided the Company is not in default under the lease agreement, the deposit will be reduced to $69,312 effective on June 1, 2005.

6. Income Taxes

The Company files a consolidated Federal income tax return with Vectormex International, Inc. and separate New York State and New York City income tax returns.

At December 31, 2004, the Company's deferred tax asset of $337,000 relates to capital loss carryforwards. The Company has recorded a 100% valuation allowance against the deferred tax asset of $337,000 as management believes that it is more likely than not that the tax benefits will not be realized in the future, prior to the expiration of such capital loss carryforwards. These carryforwards expire as follows: 48% in 2005, 51% in 2006 and 1% in 2007.

7. Commitments

On December 19, 2002, the Company entered into an operating lease for office space that expires on November 30, 2013 and contains provisions for rent escalation.

Future minimum annual rent payments as of December 31, 2004 are as follows:

2005	211,192
2006	214,503
2007	217,871
2008	221,295
2009	235,908
Thereafter	960,652
Total future minimum payments required	$ 2,061,421

The Company also received a seven-month rent abatement during 2003. Such abatement has been reflected as a liability in the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

8. Defined Contribution Plan

The Company has a 401(k) defined contribution plan which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern these types of plans. In accordance with the plan, the Company matches the first 50% of all eligible employee contributions. Employer contributions vest 25% after each anniversary of employment.

9. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company may be exposed to off-balance-sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in the debt issues of a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer security position could have a material adverse effect on the Company's business.

10. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $8,678,616, which was $8,428,616 in excess of the amount required of $250,000. The ratio of aggregate indebtedness to net capital was .09 to 1.